July 29, 2010
Mr. Michael F. Johnson
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CA, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed May 14, 2010
File No. 001-09247
Dear Mr. Johnson:
We are writing in response to the Staff’s comment letter dated July 16, 2010 relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 of CA, Inc. (the “Company”).
To facilitate the Staff’s review, we have included in this letter the captions and comments from the Staff’s comment letter and have placed our responses immediately following the pertinent comment.
Form 10-K for the fiscal year ended March 31, 2010
General
1.	We are unable to locate a section titled “Compensation Committee Interlocks and Insider Participation” in answer to Item 407(e)(4) of Regulation S-K. Please advise.
Company Response:
We advise that we should have disclosed under the caption “Compensation Committee Interlocks and Insider Participation” that, during the fiscal year ending March 31, 2010, from April 1, 2009 to August 31, 2009, William E. McCracken served as a member of the Company’s Compensation and Human Resources Committee, and that from September 1, 2009 to March 31, 2010, Mr. McCracken served as an officer of the Company. We do not believe that this omission is material. Mr. McCracken did not participate in any decision regarding his own compensation as an officer.
* * *
Management’s Discussion and Analysis of Financial Condition and Result of Operations
Business Overview, page 21

July 29, 2010

2.	In future filings, please consider expanding your “Business Overview” to identify any new material operations, risks or challenges facing CA Technologies and how management is dealing with these issues. In this regard, we note your disclosure regarding the growth of cloud computing and your several recent acquisitions. Consider enhancing your disclosure to address any material trends regarding these issues. In addition, while we note your reference to discussion of trends in the “Results of Operations” and “Liquidity and Capital Resources” sections, your Overview section should include management’s perspective on CA Technologies trends to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. Refer to Release No. 33-8350.
Company Response:
We will comply with the comment.
* * *
Executive Compensation (incorporated by reference to definitive proxy statement filed June 6, 2010)
Compensation Discussion and Analysis
Relationship of Actual Performance to Payouts for Performance-Based Compensation for Performance Cycles Ending in Fiscal Year 2010, page 35
3.	It appears that the financial objectives for the fiscal year 2010 performance cycle, such as revenue in constant currency growth, were publicly disclosed in an earnings release or otherwise prior to the time you filed your definitive proxy statement. If so, it does not appear that you are able to rely on Instruction 4 to Item 402(b) of Regulation S-K to keep those financial objectives confidential. Please advise.
Company Response:
In the table captioned “Relationship of Actual Performance to Payouts for Performance-Based Compensation for Performance Cycles Ending in Fiscal Year 2010,” we have disclosed the target performance goals for Named Executive Officers’ incentive compensation with performance cycles that ended in fiscal year 2010. We are not relying on Instruction 4 to Item 402(b) to keep those financial objectives confidential. (We note that, in reliance on Instruction 4, we have not disclosed the target performance goals for incentive compensation with performance cycles that have not yet been completed, such as the performance cycle for the Fiscal Year 2010-2012 Three-Year Performance Shares, which ends in fiscal year 2012.)
* * *
The Company acknowledges that:

July 29, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.
If you have any questions or comments regarding this letter, please call me at 631-342-2150.

Very truly yours,
/s/ C.H.R. DuPree